

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

October 17, 2017

<u>Via E-mail</u>
Greg A. Dowell
Executive Vice President, Chief Financial Officer and Treasurer
Summit Hotel Properties, Inc.
12600 Hill Country Boulevard, Suite R-100
Austin, TX 78738

> **Re: Summit Hotel Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 8-K**
> **Filed August 2, 2017**
> **File No. 001-35074**

Dear Mr. Dowell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate
& Commodities